

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2023

Zhilin Li
Interim Chief Financial Officer
China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China, 570216

Re: China Pharma Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed March 30, 2023
File No. 001-34471

Dear Zhilin Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Part I
Item 1. Business, page 1

1. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries.
2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to

conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

3. Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

4. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiary conducts operations in China.

5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that subsidiaries have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

6. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

7. Please address the following regarding your accounts receivable and related allowance for doubtful accounts:

- Tell us and revise to clearly state your write-off policy. Identify the point in time at which you write off a receivable, including the extent to which write-offs are made on a specific versus general basis.

- To the extent you do conduct write-offs of uncollectible accounts receivables, explain why write-offs are not separately quantified in your roll forward of the allowance at the top of page 50.

- You provide an aging distribution breakdown at the bottom of page 50 for four different aging segments of your receivable portfolio by percentage. Revise to provide a similar aging distribution both for your gross accounts receivables as well as your allocated allowance for doubtful accounts in dollars.

- You disclose on page 50 that deferred payments to pharmaceutical companies by state-owned hospitals and local medicine distributors are common. Revise to discuss the relative collectability of receivables separately from each of these customer classes and to discuss the extent to which your allowance methodology differentiates between these customers. Identify any other significant customer classes.

- To the extent state-owned hospitals reflect a different collectability pattern from local medicine distributors, consider breaking out your aging distribution between these two customer types, and provide a breakdown of revenue by customer class.

- To the extent you do not receive payments on receivables from state-owned hospitals, discuss the way you determine such payments are omitted due to credit quality issues versus other reasons such as pricing discounts, contractual adjustments, or other allowance adjustments to revenue.

- Tell us the reasons for the fluctuations in your allowance as a percentage of accounts receivable and the reasons for the changes in your negative bad debt expense for the periods presented. Revise accordingly to more clearly address such fluctuations.

General

8. Prominently disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless

9. Given the significant oversight and discretion of the government of the People's Republic of China (PRC) over the operations of your business, please describe any material impact

that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius, Staff Attorney, at (202) 551-7967 or Joe McCann, Legal Branch Chief, at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences